Arthur R. McGivern 617.570.1971 amcgivern @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 22, 2013

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

RE:	Foundation Medicine, Inc.
Registration Statement on Form S-1
File No. 333-190226
CIK No. 0001488613

Dear Mr. Reynolds:

This letter is being submitted on behalf of Foundation Medicine, Inc. (the “Company”) to supplement the Company’s prior response to comment 4 contained in the letter dated July 22, 2013 from John Reynolds of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company, with respect to the above-referenced Registration Statement. To assist the Staff of the Commission in the review of the Company’s prior response to such comment 4 we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement, attached hereto as Exhibit A.

2.	Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit B.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A and B pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for indicated portions of Exhibit A of this letter and has

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

Securities and Exchange Commission

August 22, 2013

submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Arthur R. McGivern, Esq.

cc:	Erin Wilson, United States Securities and Exchange Commission

Myra Moosariparambil, United States Securities and Exchange Commission

John Archfield, United States Securities and Exchange Commission

Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

Securities and Exchange Commission

August 22, 2013

Exhibit A

The Company supplementally advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[*] to $[*] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

Securities and Exchange Commission

August 22, 2013

Exhibit B

Estimated offering price

We and our underwriters determined the estimated price range set forth on the cover of this prospectus, which is $         to $         per share. In comparison, our estimate of the fair value of our common stock was $1.78 per share as of May 21, 2013. The May 21, 2013 valuation used a hybrid method in which the probability weighting for the IPO and option pricing model (OPM) scenarios was 60% and 40%, respectively, and the value per share for the IPO and OPM scenarios was $2.54 and $1.43, respectively (excluding a 15% discount for lack of marketability). Based on a 100% weighting of the IPO scenario and no discount for lack of marketability, the estimated value per share on May 21, 2013 would have been $2.54. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, we believe that the difference in value reflected between the midpoint of the estimated range and the board of directors’ determination of the fair value of our common stock on May 21, 2013 was primarily the result of the following company-specific and market and other external factors:

Company-specific factors:

•	The number of FoundationOne tests delivered to our ordering physicians has grown significantly, increasing from 1,140 tests delivered during the first quarter of 2013 to 1,626 tests delivered during the second quarter of 2013. In addition, we continue to experience significant growth in tests delivered during the third quarter of 2013. We have also expanded our sales force from 10 to 18 individuals since May 21, 2013, which significantly increases our commercial outreach.

•	We have continued to receive reimbursement from commercial third-party payors under the new Centers for Medicare and Medicaid Services reimbursement codes that took effect on January 1, 2013.

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

Securities and Exchange Commission

August 22, 2013

•	We are advancing the development of our second commercial product, FoundationOne for hematologic malignancies, and we remain on schedule to conduct our formal commercial launch of this product by early 2014. We have prepared a significant number of scientific abstracts for potential presentation at the American Society of Hematology, one of the leading medical conferences in hematologic malignancies, and we believe there is growing demand for this product offering in the marketplace.

•	On May 30, 2013, the US Oncology Network, one of the largest networks of integrated, community-based oncology practices in the United States, announced that we are its preferred provider for molecular diagnostic testing in cancer care. We believe this relationship is further validation of our approach, and will help to further extend our commercial outreach into community oncology practices.

•	Since May 21, 2013, we began billing under two new agreements with highly reputable hospitals to provide FoundationOne tests to their physicians, for which we receive direct payments at negotiated rates.

•	Since May 21, 2013, we entered into two new biopharmaceutical agreements through which we will provide our molecular information products.

•	In July 2013, we entered into a five-year supply, service and support agreement with Illumina through which Illumina will provide us with products and services that support the gene sequencing component of our molecular testing activities. This new agreement provides an established supply and pricing arrangement during the term of the agreement. We believe this new agreement reduces the risk of interruption to our supply chain and to our laboratory operations.

•	We have made significant progress in the construction of our new laboratory facility, which will enable us to more than double our operating capacity.

Market and other external factors:

•	Based upon preliminary discussions with our investors and potential investors, we believe there will be strong interest in investing in a company with our profile and at our stage of development.

•	Since our May 21, 2013 valuation, the market specific to initial public offerings has continued to perform well. There have been approximately 17 initial public offerings within the healthcare sector since May 21, 2013, and as of August 21, 2013, the average increase in price per share from the offering price across those companies was approximately 30%. Approximately 60% of initial public offerings in the healthcare sector during 2013 have occurred since our May 21, 2013 valuation.

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

Securities and Exchange Commission

August 22, 2013

•	There has been growing awareness among physicians and the public generally of the treatment benefits of a precision medicine approach to utilizing targeted therapeutics that are based on the specific genomic alterations driving individual cancer growth.

•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, that a public market for our common stock has been created and that all outstanding shares of our preferred stock have been converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the May 21, 2013 valuation.

•	Our preferred stock has substantial economic rights and preferences superior to our common stock. The midpoint of the estimated price range assumes the conversion of our preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]